Exhibit 99.1

Regulatory release

Three and nine month period ended September 30, 2012

Unaudited Condensed Interim Financial Report

On November 1, 2012, Royal Dutch Shell plc released the Unaudited Condensed Interim Financial Report for the three and nine month period ended September 30, 2012 of Royal Dutch Shell plc and its consolidated subsidiaries (collectively, “Shell”).

Contact – Investor Relations
Europe:	Tjerk Huysinga	+31 70 377 4540
USA:	Ken Lawrence	+1 713 241 1042

Contact – Media
Europe:	Shell Media Contact	+31 70 377 3600

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 4